1906 Towne Center Blvd, Suite 275

Annapolis, Maryland 21401

410-533-4855

August 28, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Robert Arzonetti

Christian Windsor

RE:	CWS Investments, Inc.

Request for Qualification

File No. 024-11857

To the Division of Corporation Finance:

On behalf of CWS Investments, Inc., I hereby request qualification of the above-referenced post offering statement, submitted on August 21, 2023. Please make the qualification effective as of 1:00pm EST on August 30, 2023, or as soon thereafter as practicable.

Very respectfully,

//btg//

Brian T. Gallagher, Esq.
Counsel for CWS Investment, Inc.

Phone: 410.533.4855	www.briantgallagherlaw.com	gallagher@briantgallagherlaw.com